                                                                      EXHIBIT 99

                              [December 17, 1997]

Dr. Colette Cozean
Premier Laser Systems, Inc.
3 Morgan
Irvine, California 92718

                  Re:  Interest in Ophthalmic Imaging Systems, Inc. ("OISI")

Dear Colette:

                  This letter agreement is to confirm our telephonic agreement and to supplement our Investment Banking Agreement and Indemnification Agreement, each dated July 31, 1997, whereby Josephthal & Co., Inc. ("Josephthal") shall assist Premier Laser Systems, Inc. (the "Company") in connection with its potential interest in OISI (the "Letter Agreement"). The Company shall pay Josephthal an initial retainer of $50,000 upon execution of this Letter Agreement.

                  In the event that the Company determines to and does (i) commence a tender or exchange offer for outstanding shares of OISI; or (ii) make a formal proposal to acquire control of OISI; or (iii) commence a proxy contest, consent solicitation or other similar transaction relating to OISI, then the Company shall pay Josephthal an additional seventy five thousand dollars ($75,000) upon the first to occur of an action listed in (i), (ii) or (iii) above ("Action Fee").

                  In the event that the Company determines to and does obtain majority representation on the Board of Directors of OISI or in the event that the Company determines to and does achieve ownership of more than 50% of the outstanding shares of the Common Stock of OISI, the Company shall pay Josephthal a fee of two hundred thousand dollars ($200,000) ("Investment Fee") within ten
(10) business days after the consummation of such event. Notwithstanding the foregoing, if at any time during the term of our engagement hereunder, the Company sells all or substantially all of its position in OISI, the Company shall to Josephthal pay within ten (10) business days after the completion of such sale a fee ("Sale Fee") equal to the lesser of (x) 50% of the excess of the sales price of the shares it sells over the Company's purchase price of such shares or (y) one hundred thousand dollars ($100,000); provided, however, that in no event shall the Sale Fee be less than $25,000. Josephthal shall not be entitled to both the Investment Fee and the Sale Fee. If the events giving rise to such fees occur more than 12 months following either party's termination of this Letter Agreement, Josephthal shall not be entitled to either the Investment Fee or Sale Fee. Either party shall be entitled to cancel Josephthal's engagement under this Letter Agreement by giving written notice of cancellation to the other party, however, in the event that the Company achieves any of the actions mentioned above that would entitle Josephthal to an Action Fee and either a Success Fee or a Sale Fee, within 12 months of such cancellation, then Josephthal shall still be entitled to such Action Fee, and either a Success Fee or Sale Fee.

                  This Letter Agreement shall supplement each of the Investment Banking Agreement and the Indemnification Agreement, each of which shall remain in full force and effect. The fee structure set forth above applies only to the Company's actions in connection with OISI. All other transactions remain subject to the fee structure contained in Sections 2-6 of the Investment Banking Agreement. By executing this Agreement, the Company acknowledges and agrees that this Letter Agreement shall be incorporated into and made a part of each of the Investment Banking Agreement and the Indemnification Agreement, copies of which are attached hereto as Exhibit A. Please acknowledge our mutual agreement by signing this Letter Agreement in duplicate, returning one original to us and retaining the other for your records.

                                  Sincerely,

                                  JOSEPHTHAL & CO. INC.


                                  By: /s/ Scott Weisman
                                     -----------------------------------------
                                     Scott Weisman, Managing Director


Acknowledged and agreed:

PREMIER LASER SYSTEMS, INC.


By:   /s/ Dr. Colette Cozean
      -------------------------------------------
          Dr. Colette Cozean, President

                                      -8-